Exhibit 99.1

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel

April 21, 2025

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 27, 2025

Formula Systems (1985) Ltd. Shareholders:

We hereby notify you that the Annual General Meeting of Shareholders, or the Meeting, of Formula Systems (1985) Ltd., referred to as the Company, we, us, our, and similar terms, will be held at 2:00 p.m. (Israel time) on Tuesday, May 27, 2025 at our offices at Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, for the following purposes:

1.	To re-elect Mr. Marek Panek to the Company’s board of directors, or the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

2.	To re-elect Mr. Rafal Kozlowski to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

3.	To re-elect Ms. Karolina Rzonca-Bajorek to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.

4.	To re-elect Ms. Gabriela Żukowicz to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.

5.	To elect Mr. Itay Meroz to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified, and to approve the director fees payable to him.

6.	To re-elect Mr. Tomer Jacob to the Board as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law, and to approve the terms of his compensation.

7.	To re-elect Ms. Relly Danon to the Board as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and to approve the terms of her compensation.

8.	To approve the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as our independent registered public accounting firm for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders, and to authorize the Board and/or its audit committee to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2024 will be presented to, and considered by, the Company’s shareholders. That matter will not involve a vote of our shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Board recommends that you vote in favor of the above numbered proposals, which are described in the proxy statement attached to this notice. The proxy statement and a related proxy card are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, or a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Monday, April 21, 2025, at the registered office of the Company, Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, from Sunday through Thursday, 10:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-538-9305.

Holders of record of our ordinary shares (including ordinary shares represented by American Depositary Shares, or ADSs) at the close of business on Friday, April 25, 2025 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the above proposals.

The approval of each of Proposals 6 and 7 (the re-election of Mr. Tomer Jacob and Ms. Relly Danon, respectively, as external directors of the Company, each to hold office for a three-year term, and the approval of the terms of their respective compensation) furthermore requires that one of the following two additional voting requirements be met:

●	the majority voted in favor of the election and compensation of each external director nominee includes a majority of the shares held by shareholders who are neither controlling shareholders (as described in our proxy statement for the Meeting) nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”, as described in the proxy statement) (other than a conflict of interest not deriving from a shareholder’s ties to a controlling shareholder) in the approval of that election and compensation that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the election and compensation of the subject external director nominee does not exceed 2% of the aggregate voting power in the Company.

If you are a shareholder of record voting by mail, your proxy card must be received at our registered office at least six (6) hours prior to the appointed time of the Meeting (i.e., 8:00 a.m., Israel time, on Tuesday, May 27, 2025) to be validly included in the tally of ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the accompanying proxy card.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares by sending a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. The foregoing certificate signed by the TASE Clearing House member may instead be presented at the Meeting by a shareholder who wishes to vote at the Meeting itself (subject to the below guidelines regarding attendance at the Meeting). Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by Israeli law. Voting through the electronic voting system will be allowed until six (6) hours prior to the appointed time of the Meeting (i.e., 8:00 a.m., Israel time, on Tuesday, May 27, 2025). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If your shares are represented by ADSs, you should complete the enclosed voting instruction form to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how to direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

In accordance with the Companies Law, the regulations promulgated thereunder and the Company’s amended and restated articles of association, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il, no later than Monday, April 28, 2025. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Monday, May 5, 2025, to be furnished to the SEC under cover of a Form 6-K.

By order of the Board,
Asaf Berenstin
Chief Financial Officer

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9305

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, MAY 27, 2025

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Formula Systems (1985) Ltd., to which we refer as Formula, the Company, us or we (or similar expressions), to be voted at the Company’s Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Tuesday, May 27, 2025, at our offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.

The attached Notice of Annual General Meeting of Shareholders was first published in accordance with the Israeli Companies Law, 5759-1999, or the Companies Law, and our amended and restated articles of association, or the Artiles of Association, on Monday, April 21, 2025. A copy of that notice, together with this Proxy Statement and an accompanying proxy card, are being made available publicly on or about Monday, April 21, 2025. Copies of voting instruction cards or proxy cards (as applicable) are being distributed to holders of Formula ordinary shares, par value NIS 1.00 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about Friday, May 2, 2025.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Friday, April 25, 2025, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	Re-election of Mr. Marek Panek to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified;

2.	Re-election of Mr. Rafal Kozlowski to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified;

3.	Re-election of Ms. Karolina Rzonca-Bajorek to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified;

4.	To re-elect Ms. Gabriela Żukowicz to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.

5.	Election of Mr. Itay Meroz to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified and approval of the director fees payable to him;

6.	Re-election of Mr. Tomer Jacob to the Board as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and approval of the terms of his compensation;

7.	Re-election of Ms. Relly Danon to the Board as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and approval of the terms of her compensation; and

8.	Re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as our independent registered public accounting firm for the year ending December 31, 2025 and until our next annual general meeting of shareholders, and to authorize the Board and/or its audit committee to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition to the foregoing proposals, at the Meeting, our audited, consolidated financial statements for the annual period ended December 31, 2024 will be presented to, and considered by, our shareholders. That matter will not involve a vote of our shareholders. We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Our Annual Report on Form 20-F for the year ended December 31, 2024, including our 2024 audited consolidated financial statements, will be available no later than May 15, 2025, at the “Investor Relations” portion of our website, at www.formulasystems.com. To receive a printed copy of that document via mail at no charge, please contact us at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, telephone: +972-3-538-9305, e-mail: ir@formula.co.il.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1 through 8.

Quorum

On March 31, 2025, we had 15,332,667 ordinary shares issued and outstanding, of which 122,546 were represented by ADSs. The foregoing number of issued and outstanding ordinary shares excludes 568,840 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, Friday, April 25, 2025, is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders (including holders of ordinary shares represented by ADSs) attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one half-hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Friday, April 25, 2025. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Friday, April 25, 2025, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the depositary for the ADSs, The Bank of New York Mellon, referred to as the Depositary, as to how to vote the ordinary shares represented by your ADSs at the Meeting.

How You Can Vote

The method of ensuring that your ordinary shares are voted at the Meeting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct the Depositary how to vote (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form), you can submit your vote by attending the Meeting, or by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” section of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it by 11:59 p.m., Eastern time, on Monday, May 26, 2025, or we receive it at our principal executive offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, e-mail: ir@formula.co.il, at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Tuesday, May 27, 2025). The chairman of the Meeting may waive that six-hour deadline.

Shareholders Holding Through the TASE

If you hold ordinary shares through a bank, broker or other nominee that is admitted as a member of the TASE, your shares can be voted in one of the following three manners: (i) by attending the Meeting and voting in person; (ii) by sending in your vote in advance of the Meeting; or (iii) by voting electronically in advance of the Meeting via the electronic voting system of the Israel Securities Authority. Each of these possibilities is described further in the next paragraph.

If you hold ordinary shares via a member of the TASE, you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares (an “ishur baalut”). In the alternative, you may vote in advance of the Meeting by sending that proof-of-ownership certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. If you utilize that method, your vote must be received by us at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Tuesday, May 27, 2025). The Chairman of the Meeting may waive that six-hour deadline. As a third possibility, you may vote electronically in advance of the Meeting through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until 8:00 a.m., Israel time, on Tuesday, May 27, 2025.

If you hold your shares through a TASE member and you voted in advance of the Meeting and seek to change or revoke your vote, then (i) if you sent in your vote (together with proof of ownership) originally to the Company, you can send in a later-dated proxy card and proof of ownership to the Company, or (ii) if you voted originally via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system. In either case, you must complete the revocation of your vote before the deadline for submitting a vote (which is described above).

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary shall vote the shares represented by such ADSs in accordance with the recommendation of the Board of our Company as advised by our Company in writing, except that the Depositary shall not vote the shares represented by ADSs with respect to any matter as to which we inform the Depositary (we have agreed to provide that information as promptly as practicable in writing, if applicable) that (x) we do not wish the Depositary to vote, or (y) the matter materially and adversely affects the rights of holders of our ordinary shares.

In order to have your voting instructions count towards the tally of ordinary shares represented by ADSs voted at the Meeting, your voting instructions must be received by the Depositary by 12:00 p.m., Eastern Daylight Time, on Thursday, May 22, 2025.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Vote Required for Approval of Each Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

The approval of each of Proposals 6 and 7 (to re-elect Mr. Tomer Jacob and Ms. Relly Danon as external directors of the Company, each to hold office for a three-year term and to approve the terms of their compensation) furthermore requires that one of the following two additional voting requirements be met:

●	the majority voted in favor of the election and compensation of the external director nominee includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) (other than a conflict of interest not deriving from a shareholder’s ties to a controlling shareholder) in the approval of such election or compensation that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company.

As far as we are aware, Asseco Poland S.A., or Asseco, which owns approximately 25.82% of our outstanding share capital, will be deemed to be a controlling shareholder of the Company for purposes of the vote on Proposals 6 and 7. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for that proposal.

A conflict of interest (referred to under the Companies Law as a “personal interest”) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 6 and 7, and failure to do so disqualifies the shareholder from participating in the vote on that proposal.  In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the proxy card published by us or voting instruction form sent to you, you will be deemed to be confirming to us that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 6 and/or 7 (as applicable), and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal(s).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 6 or 7, you should not vote by means of the form of proxy card published by us or voting instruction form sent to you with respect to the relevant proposal, and you should instead contact our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com, who will instruct you how to submit your vote or voting instructions on the relevant proposal(s). If you submit your vote in that alternative manner as instructed, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 6 and/or 7 (as applicable), but will not be counted towards or against the special majority required for approval of that/those proposal(s).

Various Voting Scenarios

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you provide specific instructions (mark boxes) with regard to any of the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, “FOR” Proposals 1 through 8. The proxy holders will furthermore vote in their discretion on any other matters that properly come before the Meeting.

If you hold shares beneficially via a member of the TASE, your shares will also not be voted at the Meeting if you do not follow the above-described instructions for voting, and will not be voted with respect to a particular proposal if you do not indicate how you would like to vote on that proposal.

In the case of ordinary shares represented by ADSs, however, if you do not return your voting instruction form to instruct your broker how to cause the Depositary to vote, or if you sign and return your voting instruction form without giving specific instructions, the Depositary will vote the shares represented by those ADSs in accordance with the recommendation of the Board (“FOR” each of Proposals 1 through 8), as advised by our Company in writing, unless we inform the Depositary otherwise.

Solicitation of Proxies

A form of proxy for having your ordinary shares voted at the Meeting has been filed publicly and/or a voting instruction form for directing the Depositary how to vote the ordinary shares underlying your ADSs has mailed to you (as appropriate). Shareholders may revoke the authority granted by their execution of proxies or voting instruction forms at any time before the effective exercise thereof by filing with us or the Depositary (as applicable) a written notice of revocation or duly executed proxy or voting instruction form bearing a later date, or by voting in person at the Meeting (if providing the relevant proof of ownership of ordinary shares or ADSs). Proxies are being made available to shareholders on or about Monday, April 21, 2025 and voting instruction forms are being mailed to holders of ADSs on or about Friday, May 2, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies or voting instruction forms by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” section of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of March 31, 2025.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	3,958,154	25.82%
Guy Bernstein (4)	1,797,973	11.73%
Harel Insurance Investments & Financial Services Ltd.(5)	1,184,127	7.72%
Menora Mivtachim Holdings Ltd.(6)	1,088,725	7.10%
Phoenix Holdings Ltd. (7)	1,068,327	6.97%
Yelin Lapidot Holdings Management Ltd. (8)	1,028,539	6.71%
Clal Insurance Enterprises Holdings Ltd. and affiliates (9)	824,703	5.38%
All directors and executive officers as a group (11 persons) (10)	1,836,591	11.98%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,332,667 ordinary shares (including 122,546 shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of March 31, 2025.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 7, 2022. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 4 to Schedule 13D filed by Mr. Bernstein with the SEC on December 7, 2022. Consists of (a) (i) 1,362,822 ordinary shares held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares held by Mr. Bernstein.

(5)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on April 2, 2025. Harel Insurance is a publicly held Israeli corporation. Out of the 1,184,127 ordinary shares beneficially owned by Harel Insurance: (i) 1,128,493 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions;, and (ii) 55,634 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, on April 7, 2025. Out of the 1,088,725 ordinary shares beneficially owned by Menora Holdings (i) 1,079,528 ordinary shares are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly owned or majority-owned, subsidiaries of Menora Holdings. The economic interest or beneficial ownership in a portion of the foregoing ordinary shares (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be;, and (ii) 9,197 ordinary shares are beneficially held for Menora Holdings’ own account.

(7)	Based on written notification received from Phoenix Holdings Ltd. on April 2, 2025. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of March 31, 2025, the securities reported herein were held as follows: (i) the Phoenix Investments House - trust funds: 315,496; (ii) The Phoenix pension and provident funds: 4,853; and (iii) Partnership for Israeli shares: 747,978. (All ownership rights in these partnerships belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement).

(8)	Based on written notification received from Yelin Lapidot on April 7, 2025. Out of the 1,028,539 ordinary shares beneficially owned by Yelin: (i) 827,732 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and (ii) 200,807 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(9)

Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on April 1, 2025. Clal is a publicly held Israeli corporation. All the 824,703 ordinary shares beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions

(10)	Includes the shares beneficially owned by Mr. Guy Bernstein described in note (4) above, as well as 24,333 vested restricted shares granted to Mr. Asaf Berenstin, the Company’s Chief Financial Officer, on November 13, 2014 and on August 17, 2017 under the Company’s 2011 Employee and Officer Share Incentive Plan. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s Chief Operations Officer (who was granted 25,000 restricted shares in November 2018 and in January 2023, of which 14,285 are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

Board Practices, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B of our annual report on Form 20-F for the year ended December 31, 2024, which we intend to file with the SEC no later than May 15, 2025, or our 2024 Annual Report, will contain information regarding compensation paid to our directors and to our three highest-paid office holders in 2024. Item 6.C of our 2024 Annual Report will contain additional information regarding our Board, its committees, and our corporate governance practices. We encourage you to review those items of our 2024 Annual Report (which we incorporate by reference herein, once filed with the SEC) to obtain additional information regarding our Board and our other office holders.

PROPOSALS 1, 2, 3 AND 4

RE-ELECTION OF EXISTING (NON-EXTERNAL) DIRECTORS

Background

Under the Companies Law, and our Articles of Association, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders. Our Board currently consists of seven directors, including two external directors appointed in accordance with the Companies Law who were elected for a three year term at our general shareholders meeting held on May 10, 2022. Our directors, other than the external directors, are elected at each annual general meeting of shareholders and generally serve until the next annual general meeting, unless earlier removed or replaced. All of the members of our Board, other than external directors, may be re-elected for an unlimited number of terms. Our Board may temporarily fill vacancies in the Board until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

Of our current four directors (which excludes our two external directors), all four— Messrs. Marek Panek, Rafal Kozlowski, Karolina Rzonca-Bajorek and Gabriela Żukowicz— have been nominated by our Board for re-election at the Meeting. Our Board recommends that our shareholders re-elect those nominees pursuant to Proposals 1, 2,3 and 4, respectively. It is intended that proxies (other than those directing the proxy holders to vote against any or all of the listed nominees) will be voted for the election of the four (4) nominees named above as directors.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to reelect as directors the nominees named above.

Each of the nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a director if re-elected. Each nominee has certified to us that he or she meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Biographical Information Regarding Director Nominees

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Executive Board Member of Asseco Poland S.A. and he is responsible for supervising the Capital Group Development Division and the EU Projects Office. Mr. Panek also holds and has held several other positions at Asseco and its affiliates, including Executive Board Member in Asseco International, a.s. (since October 2017), Supervisory Board Member of Asseco Central Europe, a.s. (since September 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Chairman of GSTN Consulting Sp. Z o.o. (since November 2017), Supervisory Board Member of Asseco Innovation Fund Sp. Z o.o. (since December 2018), Chairman of the Supervisory Board of Nextbank Software (since March 2019) and Supervisory Board Member of adesso banking solutions GMBH (since September 2020). Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996), Marketing Director (from October 1996 to March 2003), Sales and Marketing Director (from April 2003 to March 2004) and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. Z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Rafał Kozlowski has served as one of our directors since August 2012. From December 2020 Mr. Kozlowski has served as the President of the Management Board of Asseco Enterprise Solutions. From June 2012 to March 2021, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco Poland. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company’s financial management. Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding’s IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company’s subsidiary Sawan S.A. From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master’s degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006 and the Emerging CFO: Strategic Financial Leadership Program by Stanford GSB in 2019.

Karolina Rzonca-Bajorek was initially elected to our Board in August 2022. Ms. Rzonca-Bajorek has served in various financial managerial capacities within the Asseco Group since 2015, and during the period from 2012 to 2014. Since April 2021, Ms. Rzonca-Bajorek has served as Vice President of Finance, and a member of the Management Board, of Asseco. Prior to that period, from 2019 through March 2021, Ms. Rzonca-Bajorek served as the Director of the Finance Division of the Asseco Group. Before that, from 2015 until 2019, Ms. Rzonca-Bajorek served as the Director of the Reporting Department of the Asseco Group. From 2014 to 2015, Ms. Rzonca-Bajorek was the Stock Exchange Reporting Expert at PHZ Baltona S.A. From 2012 to 2014 Ms. Rzonca-Bajorek worked at Asseco Poland S.A. as the Finance Specialist in the Reporting Department of the Asseco Group. She started her professional career in 2009 at Ernst & Young Audit Sp. Z o.o. in the audit department, where she participated in audits of large corporate clients. Ms. Rzonca-Bajorek is a graduate of the Warsaw School of Economics, the faculty of finance and accounting (specialization: corporate finance and accounting). Ms. Rzonca-Bajorek holds the FCCA title and a Certificate of the Minister of Finance of Poland authorizing her to provide accounting services, and is in the process of becoming a certified auditor.

Gabriela Żukowicz was initially elected to our Board in August 2022. Ms. Żukowicz has served since October 1, 2017 as Vice President of the Management Board of Asseco Poland S.A. responsible for the Legal Office and the Management Office, as well as the Human Resources Division, the Personnel Administration Division, the Compliance Division, the Maintenance and Development of Internal Systems Division, the Administration Division and the Purchasing Division of Asseco. Also, since March 2023 she acts as Chief ESG Officer. Ms. &Zdot;ukowicz has been working at Asseco Poland since 1998, serving as the Director of the Management Board Office (October 2004 – December 2009) and as the Director of the Legal and Organizational Department (January 2010 – October 2017). In addition, from August 2012 to September 2017, Ms. &Zdot;ukowicz held the position of Asseco’s Proxy. She is the Chairman of the Supervisory Board of Park Wodny Sopot, the Vice Chairman of the Supervisory Board in Asseco Innovation Fund and the Member of the Supervisory Boards in the companies Asseco Western Europe and Asseco Lietuva. In 1998, Ms. &Zdot;ukowicz graduated from the Faculty of Law of the Jagiellonian University in Kraków and completed her legal adviser’s training in 2002.

Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted pursuant to Proposals 1, 2,3 and 4, respectively:

“RESOLVED, that the re-election of Mr. Marek Panek as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Mr. Rafal Kozlowski as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Mr. Karolina Rzonca-Bajorek as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Gabriela Żukowicz as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected and qualified, be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to re-elect each of the nominees named above as directors of the Company.

Board Recommendation

The Board recommends a vote FOR the re-election of the foregoing director nominees pursuant to Proposals 1, 2,3 and 4, respectively.

PROPOSAL 5

INITIAL ELECTION BY SHAREHOLDERS OF DIRECTOR AND APPROVAL OF HIS DIRECTOR FEES

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Article of Association provides that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders. Our Board currently consists of seven directors, including two external directors appointed in accordance with the Companies Law whose terms are expiring and who are subject to re-election under Proposals 6 and 7. Our directors, other than the external directors, are elected at each annual general meeting of shareholders and generally serve until the next annual general meeting, unless earlier removed or replaced. All of the members of our Board, other than external directors, may be re-elected for an unlimited number of terms. Our Board may temporarily fill vacancies in the Board until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

On May 21, 2024, the Board appointed Mr. Itay Meroz as a member of the Board, effective immediately. Mr. Meroz filled the seat vacated by Ohad Melnik, whose re-election was not approved on our 2024 annual general meeting of shareholders held on May 9, 2024. Our Board has determined to nominate Mr. Meroz for initial election by our shareholders at the Meeting. Mr. Meroz has been determined by the Board to be an “independent director” under the Nasdaq Listing Rules and the rules of the SEC applicable to members of the audit and compensation committees of the Board, and was therefore appointed by the Board to (and will continue to serve on, to the extent he is elected by our shareholders) the audit and compensation committees of the Board, thereby filling Mr. Melnik’s former spot on those committees. Mr. Meroz, whose professional background is described below, has advised the Company (and provided the requisite declaration under Companies Law) that he is willing, able and ready to serve as a director if elected. Under our Articles of Association, if elected, Mr. Meroz will serve for a term until our next (i.e., 2026) annual general meeting of shareholders, at which time he will be eligible to be nominated for re-election to the Board (if the Board so determines). We do not have any understanding or agreement with respect to the future election of Mr. Meroz.

If elected by our shareholders at the Meeting, Mr. Meroz will continue to be entitled to the director fees receivable by all of our non-external directors (Mr. Marek Panek, Mr. Rafal Kozlowski, Ms. Karolina Rzonca-Bajorek and Ms. Gabriela Żukowicz, assuming their re-election at the Meeting pursuant to Proposals 1 through 4, respectively).

It is intended that proxies (other than those directing the proxy holders to vote against the election of the nominee) will be voted for the election of the nominee as a director.

Biographical Information Regarding Director Nominee

Itay Meroz was initially appointed as a member of the Board in May 2024. Mr. Meroz is an experienced executive manager, with a significant financial background. From 2021 to the current time, Mr. Merez serves as the chief executive officer of Skyter Technologies, an online media company. From 2012 to 2021, Mr. Meroz served as the chief executive officer of WhiteSmoke Software, an ad-tech company listed on the Tel Aviv Stock Exchange, after having served as its chief financial officer from 2009 through 2012. Earlier in his career, he served as the Controller of Versaware Tech from 2001 to 2002. Mr. Meroz started his professional career in 1997 at Ernst & Young Israel, where he remained until 2001, in which role he managed an audit team that audited corporate clients listed on the TASE, including in respect of U.S. GAAP-based financial statements. Mr. Merox holds a B.A in Business and Accounting from Hamichlala Leminhal and was a certified public accountant (CPA).

Proposed Resolution

It is proposed that at the Meeting, the following resolution be adopted pursuant to Proposal 5:

“RESOLVED, that the initial election by our shareholders of Mr. Itay Meroz as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected or qualified, to fill the Board seat vacated by Mr. Ohad Melnik, whose term of service on the Board concluded on May 9, 2024, and the payment to Mr. Meroz of the same director fees payable to the Company’s non-external directors be, and hereby is, approved.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares (including ordinary shares represented by ADSs) represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to elect Mr. Meroz to fill the Board set vacated by Mr. Melnik and to approve Mr. Meroz’s director fees.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the initial election by our shareholders of the director nominee identified above and the payment of his proposed director fees.

PROPOSALS 6 AND 7:

RR-ELECTION OF EXTERNAL DIRECTORS

AND RE-APPROVAL OF TERMS OF THEIR COMPENSATION

Background

Re-Election of External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with securities listed on the Nasdaq Global Select Market, are generally required (unless exempted, which exemption does not apply to a company such as ours that has a controlling shareholder) to elect at least two external directors who meet the qualification requirements in the Companies Law. The current three-year term of each of our current external directors, Mr. Tomer Jacob and Ms. Relly Danon, will expire in May 2025, thereby completing the first three-year term for each of them.

A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the company; (2) any person or entity controlling the company on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the company or by the company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights, or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes any of the following:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as including each of the following: a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title; a director; and a manager who is directly subordinated to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise (in each case, as defined under the Companies Law regulations), and that at least one external director serving at a given time for the company must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the Nasdaq Listing Rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The term of office for external directors of Israeli companies traded on certain non-Israeli stock exchanges, including the Nasdaq Global Select Market, may be extended indefinitely in increments of additional three-year terms, provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the election of external directors). and certain disclosures are provided to the shareholders, as we have done below concerning our external director nominees.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof.  Therefore, if they are re-elected, Mr. Tomer Jacob will continue to serve as the Chairman of our audit committee and our compensation committee, and Ms. Relly Danon will continue to serve as a member of our audit committee and a member of our compensation committee.

The Board has determined that each of Mr. Jacob and Ms. Danon satisfies the external director non-affiliation requirements under the Companies Law (as described above), and that Mr. Jacob possesses requisite financial and accounting expertise, and Ms. Danon possesses professional qualifications, as required under the Companies Law. The Board has also determined that each of Mr. Jacob and Ms. Danon satisfies the independent director requirements under the Nasdaq Listing Rules and under the SEC’s rules governing audit committee and compensation committee membership.

Biographical Information Regarding External Director Nominees

Tomer Jacob was initially elected to our Board as an external director in May 2022. Mr. Jacob currently serves as a Managing Partner at Hanaco VC. From 2000 to 2021 Mr. Jacob served as a Managing Director at UBS. Mr. Jacob also currently serves as a director of Max, Israel’s second largest credit card company. Mr. Jacob holds a B.A. degree in Economics & Management and a B.Sc degree in Computer Science from the academic college of Tel Aviv–Jaffa.

Relly Danon was initially elected to our Board as an external director in May 2022. Ms. Danon currently serves as legal counsel at Netline Communications Technologies (NCT) Ltd., a position held since 2000. In addition, Ms. Danon serves as an external director at Y.D. More Investments Ltd., a position held since 2017. From 2008 through 2017, Ms. Danon served as an external director as Mega Or Holdings Ltd. Ms. Relly also served as an external director at Jerusalem Technology Investments Ltd. from 2012 through 2014. From 2007 through 2009, Ms. Relly served as a director at Apex Portfolio Management Ltd. Mr. Relly holds a B.A. degree in law from Tel Aviv University.

Compensation of External Directors

Each of our non-employee directors (including Ms. Danon, if she is re-elected, but excluding Mr. Jacob if he is re-elected, due to his prospective service as our audit committee accounting and financial expert) receives compensation from us comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which the director participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to a director of a company of our financial size and character under the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002). The participation fee for a telephonic meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and the fee for action taken via written resolutions in lieu of a meeting is equal to 50% of the above-described per-meeting compensation. If elected at the meeting, Ms. Danon will receive the foregoing compensation.

If re-elected at the Meeting, Mr. Jacob will receive compensation comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which he participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to an “expert” director who possesses accounting and financial expertise of a company of our financial size and character under the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002). The participation fee for a telephone meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and payment for action taken via written resolutions in lieu of a meeting is equal to 50% of the above-described per-meeting compensation.

Our board of directors recommends that our shareholders approve the forgoing terms of compensation of Mr. Jacob and Ms. Danon.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposals 6 and 7:

(a) “RESOLVED, that the re-election of Mr. Tomer Jacob as an external director of Formula Systems (1985) Ltd. for a consecutive second three-year term through May 9, 2028, and the terms of his compensation in that role described in the Proxy Statement, dated April 21, 2025, with respect to the Meeting, be, and they hereby are, approved and confirmed in all respects.”

(b) “RESOLVED, that the re-election of Ms. Relly Danon as an external director of Formula Systems (1985) Ltd. for a consecutive second three-year term through May 9, 2028, and the terms of her compensation in that role described in the Proxy Statement, dated April 21, 2025, with respect to the Meeting, be, and they hereby are, approved and confirmed in all respects.”

Required Vote

The re-election of Mr. Jacob and Ms. Danon as external directors of our Company and the re-approval of the terms of their compensation as external directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the applicable resolution under such proposal. Furthermore, under the Companies Law, the approval of each resolution under such proposal requires that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the election of the external director and approval of his/her compensation (other than a conflict of interest not deriving from ties to a controlling shareholder) that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders who do not have a conflict of interest in the election of the external director and approval of his/her compensation that are voted against the election of the external director and his/her compensation does not exceed 2% of the aggregate voting rights in the company.

Please see the section entitled “Vote Required for Approval of Each Proposal” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on Proposals 6 and 7.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of each resolution under Proposals 6 and 7, and failure to do so disqualifies the shareholder from participating in the vote on the applicable resolution. In keeping with the leniency provided by the Companies Regulations— Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the proxy card or voting instruction form, you will be deemed to be confirming to the Company that you are not a controlling shareholder and that you lack a conflict of interest in the re-election of the external director nominees under Proposals 6 and 7, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposals 6 and 7 (including the 2% threshold described in the second bullet point above).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 6 or 7 (as applicable), you should not vote by means of the proxy card or voting instruction form, and you should instead contact our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com, who will instruct you how to submit your vote or voting instructions on Proposals 6 or 7 (as applicable). In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 6 or 7, but will not be counted towards or against the special majority required for approval of those proposals.

Board Recommendation

The Board unanimously recommends a vote FOR the re-election of each of Mr. Jacob and Ms. Danon as external directors and the approval of the above-described terms of their respective compensation.

PROPOSAL 8

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

At the Meeting, our shareholders will be asked to approve the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, which we refer to as BDO, as our independent registered public accounting firm for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders, pursuant to the recommendation of our audit committee and Board. BDO was initially appointed by our shareholders as our independent accountants at our special general meeting of shareholders held on July 11, 2024. BDO has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our Articles of Association, our Board has delegated to our audit committee the authority to determine the remuneration of BDO based on the volume and nature of its services. At the Meeting, our shareholders will be asked to authorize the Board and, based on that delegation, the audit committee, to determine that remuneration in accordance with the volume and nature of BDO’s services.

The following table sets forth, for the year ended December 31, 2024 the fees billed to us (including our subsidiaries and affiliate company) by BDO:

Year Ended December 31,
Services Rendered	2024
(US dollars in thousands)
Audit (1)	$1,557
Tax and other (2)	$171
Total	$1,728

(1)	The audit fees for the year ended December 31, 2024 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of the Company and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax fees for the year ended December 31, 2024 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

The following table sets forth, for the year ended December 31, 2024, the fees billed to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) by BDO:

Year Ended December 31,
Services Rendered	2024
(US dollars in thousands)
Audit (1)	$24
Tax and other (2)	$7
Total	$31

(1)	The audit fees for the year ended December 31, 2024 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of the Company; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax fees for the year ended December 31, 2024 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our (and our subsidiaries’) independent auditors’ work. Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, BDO. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services that exceed general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, as the independent auditors of Formula Systems (1985) Ltd. for the year ending December 31, 2025 and the additional period until the next annual general meeting of shareholders of Formula Systems (1985) Ltd. be, and hereby is, approved, and the Board (upon recommendation of the audit committee) and/or the audit committee (subject to ratification of the Board) be, and hereby is, authorized to fix the remuneration of such independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting on this proposal in person or by proxy (excluding abstentions and broker non-votes) is necessary to approve the resolution to approve the re-appointment of our independent auditors and authorize the Board and/or audit committee to fix the independent auditors’ remuneration in accordance with the volume and nature of their services, for the year ending December 31, 2025.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the re-appointment of BDO as our independent auditors and authorization of our Board and/or audit committee to fix the independent auditors’ remuneration, for the year ending December 31, 2025.

CONSIDERATION OF FINANCIAL STATEMENTS

We will hold a discussion with respect to our audited consolidated financial statements for the fiscal year ended December 31, 2024 at the Meeting. That discussion will not require or otherwise involve a vote of our shareholders. A copy of those financial statements will be included in our 2024 Annual Report, which we expect to file with the SEC no later than May 15, 2025. That report and our other reports due to be filed with or furnished to the SEC would be available to the public at the SEC’s website at www.sec.gov. Those reports are not a part of this Proxy Statement.

By Order of the Board,
Asaf Berenstin
Chief Financial Officer

Dated: April 21, 2025